Approval for the Establishment of FINEX Plant, Wire-Rod Production Plant and Stainless
Steel Production Plant

POSCO plans to develop, construct and operate (i) a FINEX steel production plant, (ii) a wire-rod production plant, and (iii) a stainless steel production plant. Each of the facilities shall be located at the Pohang steel works site.

1. Total Investment Amount: KRW 2,203,400,000,000
2. Investment period: April 4, 2011 ~ August 31, 2013